

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 24, 2015

Mr. Gustavo Estrella
Chief Financial Officer
CPFL Energia S.A.
Rua Gomes de Garvalho, 1510, 14th floor – Suite 142
CEP 04547 – 005 Vila Olímpia – São Paulo, São Paulo
Federative Republic of Brazil

     Re: CPFL Energia S.A. (CPFL Energy, Inc.)
             Form 20-F for Fiscal Year Ended December 31, 2014
             Filed April 17, 2015
             File No. 001-32297

Dear Mr. Estrella:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jennifer Thompson

                        Jennifer Thompson
                        Accounting Branch Chief
                        Office of Consumer Products

cc: Leandro Cappa
     Investor Relations Officer